UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

(206) 389-4510

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2012, as amended by that certain Amendment No. 1 filed with the SEC on January 25, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SonoSite, Inc., a Washington corporation (the “Company”), relating to the tender offer by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“FUJI”), disclosed in the Tender Offer Statement on Schedule TO, as amended by that certain Amendment No. 1 filed with the SEC on January 23, 2012 and that certain Amendment No. 2 filed with the SEC on January 25, 2012 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and FUJI with the SEC on January 17, 2012, pursuant to which Purchaser is offering to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price of $54.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add the information set forth under the items below:

(b)	Background of the Offer and Reasons for the Board’s Recommendation.

The text of the fourth paragraph appearing under the heading “Background of the Offer” is hereby amended and supplemented by adding the following text as a new second sentence of such paragraph:

“Company C had previously expressed an interest in exploring a strategic relationship with SonoSite, and the purposes of the meeting included continued discussion of possible strategic relationships.”

The text of the eighth paragraph appearing under the heading “Background of the Offer” is hereby amended and restated in its entirety to read as follows:

“During the remainder of August, SonoSite received inquiries from three additional potential acquirers, Company D, Company E and Company F. None of those inquiries was solicited by SonoSite. Mr. Goodwin held numerous discussions during August 2011 with various members of SonoSite’s board of directors to keep them updated on developments. In addition, between August 2011 and December 2011, a group of three of SonoSite’s independent directors—Dr. Robert Hauser, Richard Martin, and Paul Haack—conferred with and advised Mr. Goodwin on multiple occasions concerning the status of the process of exploring strategic alternatives.”

The text of the ninth paragraph appearing under the heading “Background of the Offer” is hereby amended and supplemented by deleting the word “the” from the phrase “the SonoSite’s board of directors” in the first sentence of such paragraph and adding the following text at the end of the sixth sentence of such paragraph:

“The ten strategic companies contacted by J.P. Morgan were selected based on consideration of a number of factors, including discussions among SonoSite, J.P. Morgan, and GCA Savvian, J.P. Morgan’s independent evaluation of what companies might be most strategically aligned with SonoSite, and on the expressions of interest received directly by SonoSite. SonoSite, J.P. Morgan, and GCA Savvian also considered formally including potential financial partners in the exploration process, but SonoSite ultimately concluded that contacting financial partners was unlikely to advance or improve the exploration process, in part because SonoSite had previously explored possible strategic alternatives with a number of financial partners at various times during 2010.”

The text of the seventh sentence of the ninth paragraph appearing under the heading “Background of the Offer” is hereby amended and supplemented by the following text as a new sentence and is hereby grouped with the remaining sentences of such paragraph as a new paragraph:

“Of the ten companies contacted by J.P. Morgan, four declined to participate and each of the remaining six (FUJI, Company A, Company B, Company C, Company D and Company E) agreed to participate and executed confidentiality agreements with SonoSite.”

The text of the tenth paragraph appearing under the heading “Background of the Offer” is hereby amended and supplemented by replacing the first sentence with the following text:

“In addition, between September 26, 2011 and October 7, 2011, four additional companies, including Company F, contacted J.P. Morgan without solicitation to investigate the possibility of acquiring SonoSite.”

The following text is hereby added as a new paragraph between the twenty paragraph and the twenty-first paragraph under the heading “Background of the Offer”:

“In their preliminary discussions with SonoSite, each of FUJI, Company A, Company C, Company D, Company E, and Company F informed SonoSite of its desire to keep SonoSite’s key managerial personnel in place after the conclusion of any transaction.”

The text of the thirty-fifth paragraph appearing under the heading “Background of the Offer” is hereby amended and supplemented by replacing the first bullet point with the following text:

“• proposed an alternative, one-step merger structure for the transaction (rather than a tender offer followed by a second-step merger);”

(d)	Opinion of the Company’s Financial Advisor, J.P. Morgan.

The text of the second sentence of the first paragraph appearing under the heading “Public Trading Multiples” is hereby amended and supplemented by adding the following text at the end of such sentence:

“, including, among others, revenue growth and earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins.”

The following text is hereby added between the third paragraph and the fourth paragraph under the heading “Public Trading Multiples” as a new paragraph:

“This analysis indicated the following:

Multiple	Median
EV/2012E Revenue	1.9	x
EV/2012E EBITDA	7.9	x
2012E P/E	16.6	x”

The fourth paragraph appearing under the heading “Public Trading Multiples” is hereby amended and supplemented by deleting the table in such paragraph and adding the following text as a new table in such paragraph:

Benchmark	Street Case	Management Case 1	Management Case 2	Management Case 3
EV/2012E Revenue (1.5x – 2.5x)	$33.25 – $53.25	$34.00 – $54.25	$32.50 – $52.25	$31.75 – $51.00
EV/2012E EBITDA (8.0x – 15.0x)	$27.75 – $50.75	$27.25 – $50.00	$24.00 – $45.00	$15.25 – $30.75
2012E P/E (12.0x – 25.0x)	$20.75 – $43.00	$22.75 – $47.50	$19.50 – $40.50	$10.75 – $22.50

The following text is hereby added following the first sentence of the second paragraph under the heading “Selected Transaction Analysis” as a new paragraph:

“This analysis indicated the following:

Multiple	Mean		Median
EV/LTM Revenue	2.9	x	2.9	x
EV/LTM EBITDA	22.2	x	18.7	x”

The text of the second sentence of the second paragraph under the heading “Selected Transaction Analysis” is grouped with the table immediately following such sentence as a new paragraph.

The text of the first paragraph appearing under the heading “Discounted Cash Flow Analysis” is hereby amended and supplemented by adding “unlevered” before the phrase “free cash flows” in the second sentence and the fourth sentence of such paragraph.

The text of the fourth paragraph appearing under the heading “General” is hereby amended and restated in its entirety to read as follows:

“J.P. Morgan acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for its services, a substantial portion of which will become payable only if the proposed Transaction is consummated. During the two years preceding the date of this Schedule 14D-9, J.P. Morgan and its affiliates have received fees for investment and/or commercial banking services in the aggregate amount of approximately $2.1 million from FUJI and have not received fees for investment and/or commercial banking services from SonoSite during such period. In the ordinary course of J.P. Morgan’s businesses, it and its affiliates may actively trade the debt and equity securities of the Company or FUJI for its own account or for the accounts of customers and may at any time hold long or short positions in such securities. In 2007, in connection with SonoSite’s offering of $225 million in 3.75% Convertible Senior Notes due 2014 (the “2014 Notes”), SonoSite entered into a convertible bond hedge transaction and a warrant transaction (the “BHW Transactions”) with JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”), to reduce potential dilution to SonoSite’s common stockholders upon any conversion of the 2014 Notes. Through the BHW Transactions, JPMorgan Chase Bank sold net-share settled options to SonoSite as a hedge for the conversion option in the 2014 Notes, pursuant to which SonoSite received the right to acquire a notional amount of 2,500,000 shares of SonoSite common stock from JPMorgan Chase Bank at a price of $38.20 per share. In addition, JPMorgan Chase Bank purchased from SonoSite net-share settled warrants to acquire a notional amount of 2,500,000 shares of SonoSite common stock at a price of $46.97 per share. At various times during 2008 and 2009, SonoSite repurchased quantities of the 2014 Notes. The BHW Transactions were partially unwound in connection with each such repurchase in a manner consistent with the parties’ respective contractual rights and obligations, resulting in total net payments from JPMorgan Chase Bank to SonoSite in the amount of $579,299.55. As of January 17, 2012, JPMorgan Chase Bank held net-share settled warrants to acquire a notional amount of 1,121,364 shares of SonoSite common stock at a price of $46.97 per share as part of the BHW Transactions, and SonoSite had the right to acquire a notional amount of 1,121,811 shares of SonoSite common stock from JPMorgan Chase Bank at a price of $38.20 per share as part of the BHW Transactions. On December 16, 2011, in connection with the proposed Transaction, JPMorgan Chase Bank and SonoSite entered into unwind agreements relating to the remaining portions of the BHW Transactions, the payment amounts of which are determined by and consistent with the parties’ respective rights and obligations under the BHW Transactions. Based on the parties’ current holdings, the $54.00 per share Offer Price and an assumed closing date for the Offer of February 15, 2012, and pursuant to the unwind agreements, JPMorgan Chase Bank estimates that it would be (i) required to pay $17.7 million in value to SonoSite in settlement of the options sold to SonoSite regarding the 2014 Notes and (ii) entitled to receive an aggregate amount currently estimated by JPMorgan Chase Bank to be approximately $20.7 million as a cancellation payment pursuant to the terms of the warrants. The actual amount received by JPMorgan Chase Bank in connection with the cancellation of the warrants will depend upon various factors, including, among others, the date of cancellation of the warrants, the volatility of SonoSite common stock and interest rates.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the information set forth under the items below:

(k)	Legal Proceedings.

The text of the third through fifth paragraphs is hereby amended and supplemented by deleting such paragraphs in their entirety and adding the following text as new third through sixth paragraphs of that section.

“A third purported class action lawsuit was filed in connection with the planned acquisition of the Company by FUJI in the Superior Court of Washington in King County on February 2, 2012. The plaintiffs, Raymond Montminy, Sr. and Brian Snow, purport to bring this suit as a class action on behalf of the public shareholders of the Company. The complaint names the Company and each of its eight directors as defendants and alleges that the Company’s directors breached their fiduciary duties by failing to follow a proper sales procedure and failing to procure a fair price for the Company’s shareholders. The complaint also alleges that the directors breached their fiduciary duties through materially inadequate disclosures and material omissions. In addition, the complaint alleges that the Company aided and abetted the breaches of fiduciary duty by the directors. The complaint does not name FUJI or Purchaser as a defendant.

All three complaints seek injunctive relief, damages in an unspecified amount, and attorney’s fees and costs.

On January 5, 2012, the Snohomish County court approved the transfer of the Raul action to King County. On February 6, 2012, the parties filed with the King County Superior Court a stipulation and proposed order to consolidate the three lawsuits. Also on February 6, 2012, the King County Superior Court entered an order formally consolidating the three lawsuits under the caption In re SonoSite, Inc. Shareholder Litigation, Case No. 11-2-44110-5 SEA, and appointing lead counsel for the plaintiffs. The plaintiffs filed a consolidated complaint in the consolidated action on February 7, 2012.

While the Company, the Company’s directors, FUJI and Purchaser all believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such lawsuits, on February 8, 2012, they entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the three purported class action lawsuits pending in King County Superior Court, pursuant to which the parties agreed to settle the lawsuits. Subject to court approval and further definitive documentation, the MOU resolves the claims brought by the plaintiffs in all of the aforementioned lawsuits against the defendants in relation to the planned acquisition of the Company by FUJI and provides a release and settlement by the purported class of the Company’s shareholders of all claims against the defendants and their affiliates and agents in connection with the planned acquisition of the Company by FUJI. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions between and among the parties and their counsel, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in this Amendment No. 2 to the Schedule 14D-9). In addition, the Company also agreed in the MOU to pay $475,000 in fees and expenses to plaintiffs’ lead counsel after the settlement contemplated by the MOU becomes final. The settlement, including the payment by the Company of attorney’s fees and expenses to plaintiffs’ lead counsel, is also contingent upon, among other things, completion of the Offer and the approval of the King County Superior Court. In the event that the settlement contemplated by the MOU is not approved and all other conditions are not satisfied, the defendants will continue to vigorously defend these actions.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibits (a)(5)(E) and (a)(5)(F) as set forth below:

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(5)(E)	Complaint captioned Raymond Montminy et al. v. Kevin Goodwin et al., Case Number 12-2-04412-1 SEA filed on February 2, 2012 in the Superior Court of Washington – King County.	X

(a)(5)(F)	Consolidated complaint captioned In re SonoSite, Inc. Shareholder Litigation, Case No. 11-2-44110-5 SEA filed on February 7, 2012 in the Superior Court of Washington – King County.	X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

By:	/s/ KEVIN M. GOODWIN
	Name:	Kevin M. Goodwin
	Title:	President and Chief Executive Officer

Date: February 9, 2012